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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•	Embraer delivered four commercial jets and 13 executive jets (nine light / four large) in 2Q20, and the Company’s firm order backlog at the end of 2Q20 was US$ 15.4 billion;
•	Excluding special items, adjusted EBIT and EBITDA were US$ (140.5) million and US$ (120.4) million, respectively, negatively impacted by weak Commercial Aviation results, yielding adjusted EBIT margin of -26.2%% and adjusted EBITDA margin of -22.4%;
•	The 2Q20 results include total net negative non-cash special items of US$ 202 million: 1) additional negative provisions for expected credit losses during the Covid-19 pandemic of US$ 16.1 million, 2) an impairment loss on the Commercial Aviation business unit of US$ 91.1 million, 3) recognition of previous period depreciation and amortization expense in the Commercial Aviation business of US$ 101.2 million, and 4) a positive valuation mark to market of US$ 6.5 million on the Company’s stake in Republic Airways shares;
•	2Q20 adjusted net loss (excluding special items and deferred income tax and social contribution) was US$ (198.8) million, with Adjusted loss per ADS of US$ (1.08);
•	Embraer reported Free cash flow of US$ (476.2) million in 2Q20, still affected by working capital needs in Commercial Aviation, but an improvement versus the US$ (676.5) million usage of free cash flow reported in 1Q20, due to several initiatives to reduce investments, control working capital, and minimize fixed costs;
•	Embraer’s liquidity remains solid as the Company finished the quarter with total cash of US$ 2.0 billion and major debt maturities starting in 2022 onwards. The Company also finalized the terms of contracts for working capital and export financing with export credit agencies in Brazil and the United States and private and public banks, adding a total of up to US$ 700 million to its total liquidity. Disbursements of these new financing lines are expected to be completed in the third quarter of 2020 reinforcing Embraer’s cash position in the second half of 2020 and into 2021;
•	Due to continued uncertainty related to the COVID-19 pandemic, financial and deliveries guidance for the Company’s 2020 results remains suspended at this point.

Main financial indicators[1]

[1] Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (21.1) million in 2Q19, US$ (50.9) million

1

São Paulo, Brazil, August 5, 2020 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2020 (2Q20), March 31, 2020 (1Q20) and June 30, 2019 (2Q19), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

PROGRAM UPDATE ON E175-e2

Given the current market conditions for commercial aviation as a result of the Covid-19 pandemic, Embraer confirms the reschedule of the start of operations of the E175-E2 jet until 2023. Embraer is continuing the development of the aircraft, although now on the revised timeline. The Company believes that the E175-E2 will still be available with more than adequate time to enter into service in the commercial aviation market to meet market demand for the jet. Until then, Embraer continues to offer the market-leading E175 jet from the first generation of E-Jets, the most efficient and comfortable commercial aircraft in the market in the 76-seat category.

REVENUES and gross margin

Embraer delivered four commercial jets and 13 executive jets (nine light jets and four large jets) during 2Q20, for a total of 17 jets delivered in the quarter. This compares to 2Q19 deliveries of 26 commercial jets and 25 executive jets (19 light jets and 6 large jets). In the first six months of 2020, the Company delivered nine commercial jets and 22 executive jets (14 light jets and 8 large jets), which compares to the 37 commercial jets and 36 executive jets (27 light jets and 9 large jets) Embraer delivered over the first six months of 2019. The Company’s deliveries were negatively impacted by the beginning of the year pause due to the separation of the Commercial Aviation business and its related services for the now-terminated strategic partnership with the Boeing Company and the Covid-19 pandemic that is affecting the world, although the impacts on the Executive Jets segment have been less severe than those on the Commercial Aviation segment.

Revenues in the second quarter were US$ 537.2 million, representing a year-over-year decline of 61.0% compared to 2Q19, driven by the aforementioned lower deliveries, especially in the Commercial Aviation segment, as well as lower revenue declines in the Executive Jets, Defense & Security, and Services & Support segments. In the first half of 2020, the Company’s consolidated revenues totaled US$ 1,171.0 million, which was significantly lower than the US$ 2,202.0 million in revenues that Embraer reported in the same period of 2019. All of Embraer’s segments reported year-over-year revenues lower in the first half of 2020 versus the first half of 2019, led primarily by Commercial Aviation and its related services which responded for almost 75% of the revenue decline.

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Embraer’s consolidated gross margin in 2Q20 was 3.1% as compared to 14.4% in 2Q19, with year-over-year declines in gross margin across all of the Company’s business segments, though mostly concentrated in the Commercial Aviation (lower deliveries’ impact on fixed costs) and Defense & Security (less favorable contract mix and negative cost base revisions on KC-390 contracts) segments. In addition, during 2Q20 the Company booked US$ 29.3 million in expenses for excess idle capacity related to the Covid-19 pandemic, which negatively impacted gross margin in the period. For the first six months of the year, the Company’s consolidated gross margin was 17.1% as compared to 16.5% in the first six months of 2019, with improvement in the Executive Jets and Defense & Security segments partially offset by declines in the Commercial Aviation and Services & Support segments.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 2Q20 were US$ (342.4) million and -63.7%, respectively, which compares to EBIT of US$ 26.6 million and EBIT margin of 1.9% in 2Q19. The 2Q20 results include the negative impact of total net non-cash special items of US$ 202.0 million, which were the following: 1) additional negative provisions for expected credit losses during the Covid-19 pandemic of US$ 16.1 million, 2) an impairment loss on the Commercial Aviation business unit of US$ 91.1 million, 3) recognition of previous period depreciation and amortization expense in the Commercial Aviation business of US$ 101.2 million related to the period that Commercial Aviation and its related services were recognized as available for sale, and 4) a positive valuation mark to market of US$ 6.5 million on the Company’s stake in Republic Airways shares. The recognition of previous period depreciation and amortization is related to the reinstatement of the Commercial Aviation business and its related services and support as continuing operations, as depreciation and amortization ceased when the business was designated as discontinued operations on February 26, 2019, the date of shareholder approval of the now-terminated strategic partnership with The Boeing Company. There were no special items recognized in 2Q19 reported results. A summary of the period’s special items can be found below.

Excluding these special items, 2Q20 adjusted EBIT was US$ (140.5) million and the period’s adjusted EBIT margin was -26.2%. Second quarter operating results were negative across all business segments in 2020, driven by the ongoing impacts of the Covid-19 pandemic and its effects on the aerospace industry. The largest negative driver was the 84.6% year-over-year decline in commercial jet deliveries, which despite the Company’s efforts to reduce costs via furloughs, salary reductions, and other actions, had a profound impact on Embraer’s ability to absorb fixed costs during the period. These impacts from lower revenues year-over-year in the second quarter were less pronounced in the Company’s other segments, though were the principal drivers for the declines in their operating margins during the period as well. In addition, there continued to be separation costs to further segregation of the Company’s commercial aviation business and its related services and support in connection with the now-terminated strategic partnership with The Boeing Company in 2Q20 of US$ 22.2 million versus US$ 19.5 million recognized in 2Q19, which negatively impacted results.

During the first six months of 2020, Embraer’s adjusted EBIT, excluding total net negative impact of special items of US$ 257.6 million, was US$ (131.8) million, yielding adjusted EBIT margin of -11.3%. This compares to adjusted EBIT of US$ 11.4 million and adjusted EBIT margin of 0.5% in the first six months of 2019. Separation costs related to the now-terminated strategic partnership with The Boeing Company over the first six months of 2020 totaled US$ 44.0 million as compared to US$ 31.8 million in the first six months of 2019.

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The Company’s 2Q20 administrative expenses were US$ 33.7 million, down from the US$ 46.2 million reported in 2Q19, due largely to the actions taken during the quarter to reduce labor costs in the context of the Covid-19 pandemic via employee furloughs as well as workweek and salary reductions for all employees working remotely, including for Embraer management. In the first half of the year, Embraer’s administrative expenses were US$ 66.3 million in 2020 versus US$ 92.2 million in the first half of 2019 with the reduction driven by the aforementioned labor cost reductions in the second quarter, as well as the recognition of salary expense of employees on paid leave in the first quarter in other operating expenses rather than in administrative expenses.

Selling expenses also fell in 2Q20 to US$ 47.6 million from US$ 76.2 million in 2Q19, due to the aforementioned labor cost reductions in the quarter as well as lower marketing expenses and events stemming from the Covid-19 pandemic. In the first six months of the year, selling expenses were US$ 94.6 million versus US$ 140.8 million in the same period of 2019. During the quarter, expected credit losses over financial assets and contract assets increased from a gain of US$ 3.3 million in 2Q19 to an expense of US$ 19.3 million in 2Q20, largely as a result of a more conservative approach to estimating bad debt provisions in the context of the Covid-19 pandemic and its impacts largely on our commercial airline customers. This amount was a US$ 55.7 million expense in the first six months of 2020 versus a US$ 2.4 million expense in the first six months of 2019.

In 2Q20, research expense was down to US$ 6.4 million compared to US$ 11.8 million in 2Q19. Year-to-date, Embraer’s research expenses declined to US$ 12.2 million in 2020 versus the US$ 21.1 million recognized in the first six months of 2019.

Other operating income (expense), net in 2Q20 was an expense of US$ 251.8 million compared to an expense of US$ 41.0 million in 2Q19. This line included all of the 2Q20 special items except for the aforementioned additional expected credit losses over financial assets. Other operating income (expense), net in 2Q19 did not include any special items. Other operating income (expense) excluding the special items in 2Q20 was US$ 65.9 million, with the year-over-year increase in 2Q20 largely due to US$ 15.2 million in higher separation costs as compared to 2Q19. On a year-to-date basis, the Company’s other operating income (expense), net in the first six months of 2020 was an expense of US$ 364.0 million compared to an expense of US$ 94.5 million. Excluding special items booked in this line in all periods, other operating income (expense), net in the first half of 2020 was US$ 155.9 million compared to US$ 94.5 million, with the difference explained by higher separation costs, as well as the recognition of abnormal costs related to employee salaries that were on paid leave during the first quarter rather than booking these expenses in the cost of goods sold, administrative, selling, and research expense lines.

net income

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 2Q20 were US$ (315.3) million and US$ (1.71) per share, respectively, compared to US$ 7.2 million in net income (loss) attributable to Embraer shareholders and US$ 0.04 in Earnings (Loss) per ADS in 2Q19. Over the first six months of 2020, net income (loss) attributable to Embraer shareholders was US$ (607.3) million and Earnings (Loss) per ADS was US$ (3.30).

Adjusted net income (loss), excluding deferred income tax and social contribution as well as the after-tax special items described above, was US$ (198.8) million in 2Q20, and adjusted earnings (loss) per ADS was US$ (1.08). This compares to adjusted net income (loss) of US$ (13.9) million and adjusted earnings (loss) per ADS of US$ (0.08) in 2Q19. In the first half of 2020, adjusted net income (loss) and adjusted earnings (loss) per ADS were US$ (302.8) million and US$ (1.65) per share, respectively, compared to adjusted net income (loss) of US$ (75.7) million and adjusted earnings (loss) per ADS of US$ (0.41) in the first half of 2019.

monetary balance sheet accounts and other measures

The Company ended 2Q20 with a net debt position of US$ 1,800.7 million, compared to the net debt position of US$ 1,331.6 million at the end of 1Q20. The increase in the net debt position is principally due to Embraer’s free cash flow usage in the second quarter, as explained further below. At the end of 2Q20, the Company’s liquidity position continued to be solid, with US$ 1,998.5 million in total cash and financial investments. The total loans position at the end of 2Q20 was US$ 3,799.2 million, decreasing US$ 33.0 million from the total loans position reported at the end of 1Q20, with an increase in long-term loans more than offset by a decline in short-term loans.

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Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ (441.4) million in 2Q20 and adjusted free cash flow for the quarter was US$ (476.2) million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ 140.5 million and adjusted free cash flow of US$ 1.5 million in 2Q19. The principal factors explaining the lower free cash flow in 2Q20 include additional investments in working capital (particularly higher inventories, due to the Company’s lower deliveries in Commercial Aviation as a result of the impacts of the Covid-19 pandemic, and lower contract liabilities given lower advances from airlines) in 2Q20 versus the prior year period. Free cash flow in the first half of 2020 was US$ (1,152.6) million versus US$ (663.8) million in the first half of 2019 mainly due to higher working capital investment, especially in Commercial Aviation (higher inventories and lower contract liabilities) in the current period.

Net additions to total PP&E for 2Q20 were US$ 11.1 million, versus US$ 72.5 million in net additions reported in 2Q19. Of the total 2Q20 additions to PP&E, capex amounted to US$ 9.1 million. In 2Q20, Embraer invested a total of US$ 23.7 million in product development, principally related to the development of the E-Jets E2 commercial jet program. Development expenditures net of contributions from suppliers in the quarter were also US$ 23.7 million. The lower year-over-year investments in capex and development illustrate the Company’s actions being implemented to conserve cash usage during the Covid-19 pandemic.

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The Company’s total debt decreased US$ 33.0 million to US$ 3,799.2 million at the end of 2Q20 compared to US$ 3,832.2 million at the end of 1Q20. Short-term debt at the end of 2Q20 was US$ 471.2 million and long-term debt was US$ 3,328.0 million. The average loan maturity of the Company’s debt at the end of 2Q20 was 3.8 years. The cost of Dollar denominated loans at the end of 2Q20 was 4.89% p.a., slightly higher than the 4.77% p.a. cost at the end of 1Q20, while the cost of real denominated loans declined to 0.85% p.a. at the end of 2Q20 compared to 1.18% at the end of 1Q20.

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 2Q20 fell to -1.1 vs. 0.5 at the end of 1Q20. At the end of 2Q20, 0.7% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 2Q20, 96% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2020, approximately half of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.80. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 4.40. Embraer has not yet implemented any foreign exchange hedges for 2021.

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operational balance sheet accounts

As mentioned above, a contributing factor to the free cash flow usage in 2Q20 was the higher level of working capital in the current period largely as a result of a low level of deliveries due to the ongoing negative impacts of the Covid-19 pandemic on the aviation industry. This impacted the Company’s inventories, which ended 2Q20 at US$ 3,128.8 million, an increase of US$ 203.5 million from the end of 1Q20 (and also higher than the 2Q19 ending inventory level of US$ 3,004.3 million). The Company anticipates inventories to decline over the remainder of the year given the expectation of higher commercial and executive jet deliveries in the second half of 2020. Also negatively impacting cash flow, contract liabilities declined US$ 78.2 million to end 2Q20 at US$ 1,323.9 million, and trade accounts payable fell US$ 73.7 million to end the quarter at US$ 787.1 million. This was only partially offset by a US$ 108.2 million decrease in trade accounts receivable and contract assets during the quarter to end 2Q20 at US$ 633.7 million with part of the decline related to additional bad-debt provisions. Property, plant and equipment declined US$ 91.8 million to end 2Q20 at US$ 1,943.7 million, while Intangibles decreased US$ 97.7 million to finish the period at US$ 1,972.4 million.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 2Q20 at US$ 15.4 billion.

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Segment Results

The Commercial Aviation segment represented 20.2% of consolidated revenues in 2Q20 versus 45.7% of revenues in 2Q19, as revenues declined 82.8% on a year-over-year basis due to lower deliveries in the current quarter. The portion of Executive Jets revenues rose from 21.5% in 2Q19 to 27.9% in 2Q20, as the segment’s revenues fell 49.5% on lower deliveries in 2Q20 than in 2Q19. The Defense & Security segment reported a 39.4% decrease in revenues in 2Q20 as compared to 2Q19, and its portion of total Company revenues rose from 10.3% in 2Q19 to 16.0% in 2Q20. Revenues for Services & Support fell 37.9% year-over-year to US$ 191.9 million in the quarter, representing 35.7% of consolidated revenues in 2Q20, compared to 22.4% in 2Q19. Over the first half of 2020, Commercial Aviation represented 21.1% of total revenues, Executive Jets comprised 23.9%, Defense & Security was 16.1%, Services & Support represented 38.7%, and Others was 0.2% of revenues.

Commercial Aviation

In 2Q20, Embraer delivered four commercial jets, as shown in the table below:

In May, Congo Airways upgraded its firm order, announced in December 2019, from two E175s, with purchase rights for two more, to two firm orders of E190-E2s, with two more purchase rights. The new contract has a total market value of US$ 256 million, according to current Embraer list prices, and was included in the company’s backlog in the second quarter. Congo Airways’ CEO stated that the new aircraft will help expand operations throughout Africa, as it is a flexible and efficient tool, with the right size to fit the market reestablishment.

Embraer began its reorganization process in June, with the reintegration of the Commercial Aviation unit. Arjan Meijer, former CCO of the business unit, was announced as new president and CEO of Embraer Commercial Aviation, succeeding John Slattery, who moved on to one of Embraer’s major partners in the aerospace industry. Arjan now directly reports to Francisco Gomes Neto, president and CEO of Embraer.

Closing the quarter, Embraer celebrated the delivery of its 1,600th E-Jet, an E190-E2, to Helvetic Airways of Switzerland. Helvetic Airways is currently transitioning from a fleet of first-generation E-Jets to E2s. The carrier received its first E190-E2 in October 2019 and has added four more since then as part of its fleet renewal program. Helvetic flies the aircraft in a 110-seat single-class configuration on domestic and international routes. The 1,600th E-Jet also set a new distance record for the family in its delivery flight, covering 7,488 km (4,043 nm) non-stop, from Natal, Brazil, to Zürich.

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At the end of 2Q20, the backlog and cumulative deliveries for Commercial Aviation were as follows:

Executive JETS

The Executive Jets segment delivered 9 light and 4 large jets, totaling 13 aircraft in 2Q20.

In the second quarter, Embraer engaged in several initiatives supporting the health and safety of its employees and aiding humanitarian missions during the Covid-19 pandemic. A team at E.A.S.T. – Embraer Aero Seating Technologies, in Titusville, Florida, manufactured masks for colleagues performing essential activities, thus supporting continued operations in the United States. Additionally, Embraer’s demonstrator fleet has been made available to support the Government of Florida, while also performing humanitarian flights in partnership with the Corporate Angel Network, providing aid to medical patients.

Also in 2Q20, Embraer announced the first delivery of its new, enhanced Phenom 300E — the fastest and longest-range single-pilot business jet, capable of reaching Mach 0.80 ― to Texas law firm Dunham & Jones, Attorneys at Law, P.C. The firm, which also owns a Phenom 100EV, took delivery of the enhanced Phenom 300E during a ceremony at Embraer’s Global Customer Center in Melbourne, Florida.

Embraer also announced a series of breakthrough cabin enhancements for its Praetor 500 midsize and Praetor 600 super-midsize jets:

•	HEPA filter as standard on all Praetor aircraft, which improves air quality, capturing 99.97% of all particles such as bacteria, viruses and fungi.
•	Approval of MicroShield360 technology, a preventive coating system that, when applied to aircraft interiors, continuously inhibits the growth of microbes on surfaces.
•	Certification of a new electric lavatory pocket door, enhancing the atmosphere of safety and cleanliness in the cabin.

These enhancements, in addition to the lowest cabin altitude in the class (5,800 feet) and 100% fresh air capability, consolidate the Praetor jets’ cabin environment as industry-leading in their respective categories.

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Defense & security

Embraer delivered the third KC-390 Millennium to the Brazilian Air Force (FAB) during 2Q20. Several aircraft were under assembly in the production line as well, including four intended for the FAB and one for the Portuguese Air Force. Embraer foresees delivery of a further unit to the Brazilian Air Force in 2020.

The two aircraft already delivered to the Brazilian Air Force continue to be used to train FAB personnel, with the training program reaching an important milestone with the graduation of the first pilots and technicians. Both aircraft continue to be intensively used by the FAB to fight the Covid-19 pandemic in Brazil.

Embraer also continued with the development of the KC-390 military systems for the FAB through laboratory and flight tests, but with reduced activity due to the impacts of the Covid-19 pandemic. The development of the Portuguese Air Force version also made significant progress during the second quarter, with the Preliminary Design Review being held in the same week the Portuguese Air Force celebrated its 68th anniversary.

During 2Q20 Embraer delivered to Sierra Nevada Corp. the first Super Tucano for the Nigerian Air Force.

Embraer delivered six M60 radar scale models to the Brazilian Army during 2Q20, completing its contractual obligation to deliver 14 units and allowing the finalization of the M200 PO1 contract. Additionally, a single unit of the S200 Radar was delivered to an undisclosed customer during the period.

In the same period, Savis presented its commercial proposal in response to the RFP for Phase 2 of the SISFRON Project (Borders Monitoring System), which aims for the continuity and expansion of the project, starting in the beginning of 2021, to the 13th Motorized Infantry Brigade and to the 18th Frontier Infantry Brigade, based in the Brazilian cities of Corumbá and Cuiabá, respectively.

In May, Visiona completed the first SAR X&P aerial survey for its customer Votorantim Energia. In addition, the SAR X&P aerial survey activities started in June of Mato Grosso state for its customer Diretoria de Serviço Geográfico – DSG of the Brazilian Army. With respect to the development of the VCUB1 nanosatellite, the first satellite designed by a Brazilian company, the first engineering and flight models of the satellite equipment were received and interface tests were initiated.

SERVICES & SUPPORT

In the face of the challenges brought by the global Covid-19 pandemic, including reduced demand for services and lower flight hours, Embraer Services & Support worked with regulatory authorities and customers to develop innovative solutions.

The specific initiatives included enhanced cleansing procedures for disinfecting aircraft, optimized maintenance recommendations for reduced aircraft utilization, remote training with full qualification and certification, virtual inspection for aircraft deliveries, and technical dispositions for ERJ and E-Jet family aircraft to carry cargo in the cabin.

Additional highlights during the second quarter include the first conversion of a Legacy 450 to a Praetor 500 for an undisclosed customer at the Embraer Executive Jets Service Center at Bradley International Airport in Windsor Locks, CT. The full process to convert a Legacy 450 (2,900 nautical mile range) into a Praetor 500 (3,340 nautical mile range) can now be performed at the Bradley Service Center, as well as at Embraer-owned Service Centers in Fort Lauderdale, FL, Sorocaba, Brazil, and Le Bourget in Paris, France.

Also during 2Q20, Embraer Services & Support appointed two new European Authorized Service Centers – Paneuropéenne in Chambery, France, and Elite Jet Service in Mönchengladbach, Germany. In addition, OGMA signed 12 contracts for maintenance and repair during the quarter, including one for maintenance of the C-390 Millennium and another for overhaul of the Phenom 100 landing gear.

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Reconciliation OF IFRS and “non gaap” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

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Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

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FINANCial statements

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EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(1) Six Months Ended	
	30 June, 2019	30 June, 2020	30 June, 2019	30 June, 2020
Operating activities				
Net income (loss) for the period	9.2	(312.6)	(32.0)	(603.2)
Adjustment to net income for items not affecting cash				
Depreciation of property plant and equipment	24.3	58.5	55.5	109.7
Realization of government grants	(0.5)	(0.7)	(1.2)	(1.2)
Amortization of intangible assets	19.2	63.7	37.8	69.6
Realization of contribution from suppliers	(3.1)	(0.9)	(6.8)	(1.7)
Loss (reversal) for inventory obsolescence	7.8	(0.4)	8.2	(1.7)
Adjustment to market value, inventory, property plant and equipment and intangible	11.0	86.5	22.8	108.9
Losses on fixed assets disposal	37.5	1.2	40.3	4.3
Allowance for doubtful accounts	(1.2)	12.7	(2.0)	43.5
Deferred income tax and social contribution	(21.1)	(50.9)	(40.4)	81.5
Accrued interest	(5.9)	2.0	(2.0)	4.2
Interest on marketable securities, net	(9.1)	-	(18.7)	(0.1)
Equity in associates gains and losses	-	0.2	-	(2.8)
Foreign exchange gain (loss), net	4.8	10.2	(3.8)	34.3
Mark to market of the residual value guarantees	9.9	(18.8)	1.7	(24.1)
Other	(2.1)	(3.1)	(2.3)	(4.1)
Changes in assets				
Financial investments	(113.8)	(59.9)	101.2	(59.9)
Derivative financial instruments	(1.8)	10.2	(0.8)	20.2
Collateralized accounts receivable and accounts receivable	38.2	8.5	40.1	(43.8)
Contract assets	(37.2)	66.6	(144.7)	92.8
Customer and commercial financing	0.3	0.3	0.6	3.0
Inventories	(40.0)	(191.0)	(500.0)	(710.8)
Guarantee deposits	-	(0.3)	-	(0.3)
Other assets	(2.3)	(2.7)	34.5	(54.7)
Changes in liabilities				
Trade accounts payable	56.6	(68.3)	32.5	(29.5)
Non-recourse and recourse debt	(27.4)	(0.6)	(33.0)	(1.9)
Other payables	1.2	(14.3)	(4.2)	(86.5)
Contract liabilities	52.0	(78.4)	118.8	(106.5)
Taxes and payroll charges payable	10.0	(25.3)	(12.5)	33.3
Contribution from suppliers	4.5	-	4.5	-
Financial guarantees	(4.3)	5.2	(8.9)	4.8
Other provisions	11.4	1.1	2.7	30.2
Unearned income	(1.4)	-	(3.7)	(2.0)
Net cash generated (used) by operating activities	**26.7**	**(501.3)**	**(315.8)**	**(1,094.5)**
Investing activities				
Proceeds from sale of property, plant and equipment	-	2.0	-	2.1
Acquisition of property, plant and equipment	(72.5)	(9.1)	(115.1)	(64.5)
Additions to intangible assets	(66.5)	(23.7)	(131.7)	(51.5)
Additions investments in subsidiaries and affiliates	(0.2)	(0.8)	(2.1)	(0.9)
Investments measured at amortized cost	205.5	46.8	221.1	391.8
Net cash generated (used) in investing activities	**66.3**	**15.2**	**(27.8)**	**277.0**
Financing activities				
Repayment of borrowings	(160.2)	(196.9)	(394.9)	(362.5)
Proceeds from borrowings	146.9	165.2	309.4	777.5
Dividends and interest on own capital	-	-	(2.0)	-
Proceeds from stock options exercised	0.2	-	1.4	0.3
Acquisition of own shares	-	-	-	-
Lease Payments	(1.7)	(2.2)	(4.1)	(4.2)
Net cash generatet (used) by financing activities	**(14.8)**	**(33.9)**	**(90.2)**	**411.1**
Increase (Decrease) in cash and cash equivalents	**78.2**	**(520.0)**	**(433.8)**	**(406.4)**
Effects of exchange rate changes on cash and cash equivalents	**2.6**	**(0.2)**	**3.7**	**(28.5)**
Cash and cash equivalents at the beginning of the period	**770.0**	**2,393.0**	**1,280.9**	**2,307.7**
Cash and cash equivalents at the end of the period	**850.8**	**1,872.8**	**850.8**	**1,872.8**

(1) Derived from unaudited financial statements.

14

15

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(1) As of March 31, 2020	(1) As of June 30, 2020
Current		
Trade accounts payable	860.8	787.1
Lease liabilities	9.4	9.6
Loans and financing	663.0	471.2
Recourse and non-recourse debt	4.0	4.1
Other payables	250.4	234.8
Contract liabilities	1,211.6	1,084.8
Derivative financial instruments	13.6	11.4
Taxes and payroll charges payable	70.7	81.2
Income tax and social contribution	139.5	101.8
Financial guarantee and residual value	35.2	51.7
Dividends payable	1.1	1.0
Unearned income	2.0	2.5
Provision	103.0	96.8
	3,364.3	**2,938.0**
Non-current		
Lease liabilities	54.9	53.3
Loans and financing	3,169.2	3,328.0
Recourse and non-recourse debt	12.4	11.7
Other payables	8.0	6.0
Contract liabilities	190.5	239.1
Derivative financial instruments	-	12.7
Taxes and payroll charges payable	11.0	10.6
Deferred income tax and social contribution	492.1	508.6
Financial guarantee and residual value guarantees	99.4	69.2
Unearned income	61.2	60.1
Provision	108.7	107.8
	4,207.4	**4,407.1**
TOTAL LIABILITIES	**7,571.7**	**7,345.1**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(25.7)	(25.7)
Revenue reserves	2,110.6	2,110.7
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(192.1)	(184.5)
Retained earning	(292.4)	(607.8)
Non-controlling interests	95.0	98.6
Total Shareholders' equity	**3,284.4**	**2,980.3**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,856.1**	**10,325.4**

(1)Derived from unadited financial information.

16

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q20 Results on Wednesday, August 5, 2020 at 10:30 AM (SP) / 9:30 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942

Telephones U.K.: +44 20 3795-9972

Telephones Brazil: +55 (11) 4210-1803 / +55 (11) 3181-8565

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations